Exhibit 99.1

For Immediate Release	March 18, 2009

CHALLENGER RELEASES 2008 FINANCIAL RESULTS

CALGARY, ALBERTA, CANADA — (Marketwire — March 18, 2009) - Challenger Energy Corp. (“Challenger” or “Company”) (TSX.V:CHQ) announces the release of its 2008 financial results.  The “Management’s Discussion and Analysis” and financial statements for the year ended December 31, 2008 and reserves filing required by NI 51-101, can be viewed on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company focusing on exploration Block 5(c) offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to future production, resource potential and/or reserves, project start-ups and future capital spending, as well as the outcome of proceedings under the Companies’ Creditors Arrangement Act (Canada). Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”.  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 — 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Attention: Manjeet Dhillon
Phone: (403) 503-8813
Fax: (403) 503-8811
www.challenger-energy.com